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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. __________)*

                           Promus Hotel Corporation
------------------------------------------------------------------------------
                               (Name of Issuer

                    Common Stock, par value $.01 per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 74342P 10 6
         -----------------------------------------------------------
                                (CUSIP Number)

   Michael M. Pastore, General Electric Investment Corporation, 3003 Summer
                  Street, Stamford, CT 06904, (203) 326-2312
 Robert Healing, General Electric Company, 3135 Easton Turnpike, Fairfield CT
                                    06431
------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notes and
                               Communications)

                               DECEMBER 19, 1997
         -----------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |_| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

----------------------------                          --------------------------
CUSIP NO.   74342P 10 6                               PAGE   2   OF  94  PAGES
          ------------------
----------------------------                          --------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DTPT Investment Corporation

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*

                                                                       (A) / /
                                                                       (B) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          / /


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     STATE OF DELAWARE

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                   -------------------------------------------------------------
                   8    SHARED VOTING POWER

   NUMBER OF            2,890,287 (includes 262,753 shares issuable upon
     SHARES             exercise of warrants at any time before
  BENEFICIALLY          November 8, 2001)
    OWNED BY
      EACH         -------------------------------------------------------------
   REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        2,890,287 (includes 262,753 shares issuable upon exercise of warrants at any time before November 8, 2001)

--------------------------------------------------------------------------------
       11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,890,287 (includes 262,753 shares issuable upon exercise of warrants at any time before November 8, 2001)

--------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                                   / /

--------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 3.3%

--------------------------------------------------------------------------------

       14        TYPE OF REPORTING PERSON*

                 CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7


                               Page 2 of 94 Pages

                                  SCHEDULE 13D

----------------------------                            -----------------------

CUSIP NO.   74342P 10 6                                 PAGE  3  OF  94  PAGES
          ------------------
----------------------------                            -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GE Investment Hotel Partners I, Limited Partnership

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*

                                                                      (A) / /
                                                                      (B) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR (e)                                                      / /



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     STATE OF DELAWARE

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER


                   -------------------------------------------------------------

   NUMBER OF       8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY          6,064,226
    OWNED BY
      EACH         -------------------------------------------------------------
   REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        6,064,226

--------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 6,064,226

--------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                                  / /


--------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7%

--------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON*

                 PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7



                               Page 3 of 94 Pages

                                  SCHEDULE 13D

----------------------------                             ----------------------

CUSIP NO.   74342P 10 6                                  PAGE  4  OF  94  PAGES
          ------------------
----------------------------                             ----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GE Investment Management Incorporated

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*

                                                                   (A) / /
                                                                   (B) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                        / /


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     STATE OF DELAWARE
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        1,755

                   -------------------------------------------------------------

  NUMBER OF        8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY           6,064,226
   OWNED BY
     EACH          -------------------------------------------------------------
  REPORTING        9    SOLE DISPOSITIVE POWER
    PERSON
     WITH               1,755

                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        6,064,226

--------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 6,065,981

--------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                                 / /


--------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7%

--------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON*

                 CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                               Page 4 of 94 Pages

                                  SCHEDULE 13D

----------------------------                            -----------------------

CUSIP NO.   74342P 10 6                                 PAGE  5  OF  94  PAGES
          ------------------
----------------------------                            -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     General Electric Company

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*

                                                                      (A) / /
                                                                      (B) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Note applicable

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                        |X|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     STATE OF NEW YORK

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        Disclaimed (see 11 below)

                   -------------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY        -------------------------------------------------------------
     EACH          9    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              Disclaimed (see 11 below)
     WITH
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 Beneficial ownership of all shares disclaimed by General Electric Company

--------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                                  / /



--------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Not applicable (see 11 above)

--------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON*

                 CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7



                               Page 5 of 94 Pages

                                  SCHEDULE 13D

----------------------------                            -----------------------

CUSIP NO.   74342P 10 6                                 PAGE  6  OF  94  PAGES
          ------------------
----------------------------                            -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Trustees of General Electric Pension Trust


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*

                                                                     (A) / /
                                                                     (B) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                     / /


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     STATE OF NEW YORK


--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER


                   -------------------------------------------------------------
                   8    SHARED VOTING POWER
  NUMBER OF
    SHARES              3,027,521 (including 2,627,534 shares owned of record by
 BENEFICIALLY           a wholly owned subsidiary of the reporting person and
   OWNED BY             262,753 shares issuable upon exercise of warrants owned
     EACH               by such subsidiary)
  REPORTING
    PERSON
     WITH          -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER


                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        3,027,521 (including 2,627,534 shares owned of record by a wholly owned subsidiary of the reporting person and 262,753 shares issuable upon exercise of warrants owned by such subsidiary)

--------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,027,521 (including 2,627,534 shares owned of record by a wholly owned subsidiary of the reporting person and 262,753 shares issuable upon exercise of warrants owned by such subsidiary)


--------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                                 / /



--------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 3.5%

--------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON*

                 EP

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 6 of 94 Pages

                                  SCHEDULE 13D

----------------------------                             ----------------------

CUSIP NO.   74342P 10 6                                  PAGE  7  OF  94  PAGES
          ------------------
----------------------------                             ----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     General Electric Investment Corporation

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*

                                                                      (A) / /
                                                                      (B) |X|


--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                     / /



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     STATE OF DELAWARE


--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER


                   -------------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
    SHARES              3,027,521
 BENEFICIALLY
   OWNED BY
     EACH          -------------------------------------------------------------
  REPORTING        9    SOLE DISPOSITIVE POWER
    PERSON
     WITH
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        3,027,521

--------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,027,521

--------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                               / /



--------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 3.5%


--------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON*

                 CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7



                               Page 7 of 94 Pages

ITEM 1.     SECURITY AND ISSUER.

            This statement relates to the common stock, par value $.01 per share ("Common Stock") of Promus Hotel Corporation (the "Issuer"), having its principal executive offices at 755 Crossover Lane, Memphis, TN 38117.

            The entities identified in the first paragraph of the response to
Item 2 (the "Reporting Persons") have entered into a Joint Filing Agreement, dated December 29, 1997, a copy of which is attached hereto as Schedule I.

ITEM 2.     IDENTITY AND BACKGROUND.

            This statement is filed on behalf of GE Investment Hotel Partners I, Limited Partnership, a Delaware limited partnership ("GEHOP"), General Electric Company, a New York corporation ("GE"), GE Investment Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE ("GEIM"), Trustees of General Electric Pension Trust, a New York common law trust ("GEPT"), General Electric Investment Corporation, a Delaware corporation and a wholly owned subsidiary of GE ("GEIC"), and DTPT Investment Corporation, a Delaware corporation and a wholly owned subsidiary of GEPT ("DTPT"). GEIM is the general partner of GEHOP. GEIC acts as an Investment Adviser to GEPT.

            GEPT administers the pension assets held for the benefit of employees of GE. DTPT acquires and holds title to property, collects income therefrom and remits the entire amount of such income, less expenses, to an organization exempt under Section 501(a) of the Internal Revenue Code of 1986. GE is a diversified manufacturing and financial corporation. GEIM is a registered investment adviser. GEIC is a registered investment adviser. GEHOP is a limited partnership engaged in investing in hotel assets.

            The address of the principal offices of GEHOP, GEPT, DTPT, GEIC and GEIM is 3003 Summer Street, Stamford, Connecticut 06904. The address of the principal offices of General Electric Company is 3135 Easton Turnpike, Fairfield CT 06431.

            For information with respect to the identity and principal occupation of each (i) executive officer and director of the general partner of GEHOP see Schedule II attached hereto; (ii) executive officer and director of GEIM see Schedule II attached hereto; (iii) executive officer and director of GE see Schedule III attached hereto; (iv) executive officer and director of DTPT see Schedule IV attached hereto; (v) Trustee of GEPT see Schedule V attached hereto; and (vi) executive officer and director of GEIC see Schedule VI attached hereto.

            Except as set forth below, during the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules II, III, IV, V or VI has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            HER MAJESTY'S INSPECTORATE OF POLLUTION V. IGE MEDICAL SYSTEMS LIMITED (St. Albans Magistrates Court, St. Albans, Hersfordshire, England, Case No. 04/00320181).

            In April, 1994, General Electric Medical System's U.K. subsidiary, IGE Medical Systems Limited ("IGEMS") discovered the loss of a radioactive barium source at the Radlett, England, facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in


                               Page 8 of 94 Pages
cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution ("HMIP") charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered...shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent...loss of any registered source."

            At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay a fine of (pound)5,000 and assessed costs of (pound)5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

            All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedule II, III, IV, V and VI are United States citizens, except Paolo Fresco, Vice Chairman of the Board and an Executive Officer of GE, who is an Italian citizen, and Claudio X. Gonzalez, a Director of GE, who is a Mexican citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

            The Reporting Persons beneficially owned shares of common stock of Doubletree Corporation, a Delaware corporation ("Doubletree"). GEHOP held an option to purchase 20,000 shares (of which 15,000 vested) of Doubletree common stock granted to it on June 30, 1994 ("GEHOP Option"). DTPT held warrants which entitled it to purchase 262,753 shares of Doubletree common stock ("DTPT Warrants"). On September 1, 1997, Doubletree, Promus Hotel Corporation ("Old Promus"), and the Issuer (a newly formed corporation jointly owned by Doubletree and Promus) entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the Issuer formed two subsidiaries that merged with and into Doubletree and Old Promus such that Doubletree and Old Promus became wholly owned subsidiaries of the Issuer (the "Mergers"). Pursuant to the Merger Agreement, upon the consummation of the Mergers on December 19, 1997, (i) each outstanding share of common stock of Doubletree has been converted into the right to receive one share of Common Stock of the Issuer, (ii) each outstanding share of common stock of Old Promus has been converted into the right to receive 0.925 shares of Common Stock of the Issuer, and (iii) each outstanding warrant or option to purchase shares of Doubletree common stock or Old Promus common stock has been converted into an option to purchase shares of Common Stock of the Issuer on a 1:1 and 0.925:1 basis, respectively. As a result of the foregoing, Doubletree and Old Promus became wholly owned subsidiaries of the Issuer.

            Pursuant to the Assignment and Assumption Agreement and Section 5.23 of the Merger Agreement, Doubletree assigned and transferred to the Issuer and the Issuer assumed any and all rights and obligations Doubletree had under the DTPT Warrants. Pursuant to the Merger Agreement, the Issuer assumed any and all rights and obligations Doubletree had under the GEHOP Option.

            Upon consummation of the Mergers, the shares of common stock of Doubletree beneficially owned by the Reporting Persons prior to the Mergers were converted into the shares of Common Stock of the Issuer on a 1:1 basis.

ITEM 4.     PURPOSE OF TRANSACTION.



                               Page 9 of 94 Pages

            The Reporting Persons acquired the securities of the Issuer reported herein as a result of the Mergers described in the first paragraph of Item 3.

            The Reporting Persons intend to reexamine their investment in the Issuer from time to time and, depending on market considerations and other factors, may purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such time as they consider advisable.

            Subject to the foregoing, the Reporting Persons do not have any present plans or proposals which relate to or would result in:

    (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board;

    (e) Any material change in the present capitalization or dividend policy of the Issuer;

    (f) Any other material change in the Issuer's business or corporate structure;

    (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

    (j) Any action similar to any of those enumerated above.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            According to the latest information received from the Issuer, presently there are 85,992,425 shares of Common Stock outstanding. The Reporting Persons together beneficially own an aggregate of 9,093,402 shares of Common Stock (including 262,753 shares issuable upon exercise of the DTPT Warrants and 15,000 shares issuable upon exercise of the GEHOP Option), or 10.5% of the total number of shares of Common Stock outstanding.

    (a) DTPT has shared voting and dispositive power over 2,890,287 shares of Common Stock, representing 3.3% of the total number of outstanding shares of Common Stock of the Issuer. This number includes 2,627,534 shares of Common Stock received by DTPT on December 19, 1997, in exchange for 2,627,534 shares of common stock of Doubletree and 262,753 shares issuable upon exercise of the DTPT Warrants assumed by the Issuer pursuant to the Merger Agreement and Assignment and Assumption Agreement.


                              Page 10 of 94 Pages

        GEPT has shared voting and dispositive power over 3,027,421 shares of Common Stock, representing 3.5% of the total number of outstanding shares of Common Stock of the Issuer. This number includes 2,890,287 shares of Common Stock beneficially owned by DTPT, which is a wholly owned subsidiary of GEPT, as well as 137,134 shares of Common Stock held by GEPT directly. GEIC, as the Investment Adviser of GEPT, has shared voting and dispositive power over the shares beneficially owned by GEPT.

        GEHOP has shared voting and dispositive power over 6,064,226 shares of Common Stock, representing 7% of the total number of outstanding shares of Common Stock of the Issuer. This number includes 6,049,226 shares of Common Stock held by GEHOP and 15,000 shares subject to the vested portion of the GEHOP Option assumed by the Issuer pursuant to the Merger Agreement. GEIM, the General Partner of GEHOP, has sole voting and dispositive power over 1,755 shares of Common Stock, representing less than 0.1% of the total number of outstanding shares of Common Stock of the Issuer and shares voting and dispositive power over 6,064,226 shares of Common Stock held by GEHOP.

        GE expressly disclaims beneficial ownership of the shares of Common Stock held beneficially and of record by GEIM, GEHOP, GEPT, GEIC and DTPT. GEIM and GEHOP expressly disclaim ownership of shares held by GEPT, DTPT and GEIC. GEPT, DTPT and GEIC expressly disclaim ownership of shares held by GEIM and GEHOP.

    (b) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has voting or dispositive power over the securities which any of the Reporting Persons may be deemed to beneficially own, except that (i) GEHOP and GEIM, its General Partner, share voting and dispositive power over the shares held by GEHOP; (ii) GEPT and DTPT, its wholly owned subsidiary, share voting and dispositive power over the shares held by DTPT; and (iii) GEPT and GEIC, its Investment Adviser, share voting and dispositive power over the shares beneficially owned by GEPT.

    (c) Except for the transactions effected by the Reporting Persons on December 19, 1997 pursuant to the Merger Agreement, no Reporting Person has effected any transaction in shares of Common Stock during the preceding sixty days and to the best knowledge of each Reporting Person, no person identified in Schedules II, III, IV, V or VI, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding sixty days.

    (d) No other person except for the Reporting Persons are known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons and covered by this Schedule 13D.

    (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

            There are no contracts, arrangements, understandings or relationships, except the Letters of Affiliates (a copy of which is attached hereto as Exhibit 1), the Promus Hotel Corporation Registration Rights Agreement (a copy of which is attached hereto as Exhibit 2), the Assignment and Assumption Agreement (a copy of which is attached hereto as Exhibit 3), the DTPT Warrant Certificate (a copy of which is attached hereto as Exhibit
4), and the original GEHOP Option granted to GEHOP by Doubletree (a copy of which is attached hereto as Exhibit 5), among GEHOP, GEIM, GE, GEPT, GEIC or DTPT or, to the best of their knowledge, any executive officer or director of any of them and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of parcels.

                              Page 11 of 94 Pages

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1   Letters of Affiliates

      Exhibit 2   Promus Hotel Company Registration Rights Agreement

      Exhibit 3   Assignment and Assumption Agreement

      Exhibit 4   Warrant Certificate

      Exhibit 5   Option to purchase 20,000 shares of Common Stock held by GEHOP



                              Page 12 of 94 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  GE INVESTMENT HOTEL PARTNERS I,
                        LIMITED PARTNERSHIP

                  By:   GE Investment Management Incorporated, Its General
                        Partner

                  By: /s/ Michael M. Pastore
                      ----------------------------------------
                     Name: Michael M. Pastore
                     Title: Vice President

Dated: December 29, 1997



                              Page 13 of 94 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  GENERAL ELECTRIC COMPANY

                  By: /s/ John H. Myers
                      --------------------------------
                      Name: John H. Myers
                      Title: Vice President

Dated: December 29, 1997



                              Page 14 of 94 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  GE INVESTMENT MANAGEMENT INCORPORATED

                  By: /s/ Michael M. Pastore
                      ---------------------------------
                      Name: Michael M. Pastore
                      Title: Vice President


Dated: December 29, 1997



                              Page 15 of 94 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  GENERAL ELECTRIC PENSION TRUST

                  By: General Electric Investment Corporation,
                      Its Investment Adviser

                  By: /s/ Michael M. Pastore
                      -------------------------------
                      Name: Michael M. Pastore
                      Title: Vice President


Dated: December 29, 1997



                              Page 16 of 94 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  DTPT INVESTMENT CORPORATION

                  By: /s/ Michael M. Pastore
                      -------------------------------
                      Name: Michael M. Pastore
                      Title: Vice President


Dated: December 29, 1997



                              Page 17 of 94 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  GENERAL ELECTRIC INVESTMENT CORPORATION

                  By: /s/ Michael M. Pastore
                      -------------------------------
                      Name: Michael M. Pastore
                      Title: Vice President


Dated: December 29, 1997



                              Page 18 of 94 Pages

                                                                      Schedule I

                             JOINT FILING AGREEMENT

            The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to Common Stock of Promus Hotel Corporation is being filed jointly with the Securities and Exchange Commission pursuant to Section 13-d-1(f) on behalf of each such person.

Dated: December 29, 1997

                               GE INVESTMENT HOTEL PARTNERS,
                               LIMITED PARTNERSHIP

                               By: GE Investment Management Incorporated, Its General Partner

                               By: /s/ Michael M. Pastore
                                   -------------------------------
                                   Name: Michael M. Pastore
                                   Title: Vice President


                               GENERAL ELECTRIC COMPANY

                               By: /s/ John M. Myers
                                   --------------------------------------
                                      Name: John M. Myers
                                      Title: Vice President

                               GE INVESTMENT MANAGEMENT
                               INCORPORATED

                               By: /s/ Michael M. Pastore
                                   --------------------------------------
                                      Name: Michael M. Pastore
                                      Title: Vice President

                               TRUSTEES OF GENERAL ELECTRIC PENSION TRUST

                               By: General Electric Investment
                                   Corporation, Its Investment Adviser

                               By: /s/ Michael M. Pastore
                                   --------------------------------------
                                      Name: Michael M. Pastore
                                      Title: Vice President

                              Page 19 of 94 Pages

                               DTPT INVESTMENT CORPORATION

                               By: /s/ Michael M. Pastore
                                   --------------------------------------
                                      Name: Michael M. Pastore
                                      Title: Vice President


                               GENERAL ELECTRIC INVESTMENT CORPORATION


                               By: /s/ Michael M. Pastore
                                   --------------------------------------
                                      Name: Michael M. Pastore
                                      Title: Vice President


                              Page 20 of 94 Pages

                                                                     Schedule II

          GE INVESTMENT MANAGEMENT INCORPORATED, General Partner of GE
                Investment Hotel Partners I, Limited Partnership

            The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

            The names and principal occupations of the Officers of GE Investment Management Incorporated ("GEIM") are as follows:

OFFICERS                            POSITION(S)

John H. Myers                     Chairman of the Board and President

Eugene K. Bolton                  Executive Vice President

Michael J. Cosgrove               Executive Vice President

Ralph R. Layman                   Executive Vice President

Alan M. Lewis                     Executive Vice President, General Counsel
                                   and Secretary

Robert A. MacDougall              Executive Vice President

Geoffrey R. Norman                Executive Vice President

Thomas J. Szkutak                 Executive Vice President - Chief
                                  Financial Officer

Donald W. Torey                   Executive Vice President

Mark A. Dunham                    Senior Vice President

Ronald I. Felmus                  Senior Vice President

H. Michael Mears                  Senior Vice President

Philip A. Mercurio                Senior Vice President

Philip A. Riordan                 Senior Vice President

Steven M. Beringer                Vice President

Brian D. Brooks                   Vice President

Mark A. Davis                     Vice President



                              Page 21 of 94 Pages

Constance K. Doyle                Vice President

Gerald M. Goz                     Vice President

Michael E. Hogan                  Vice President

Christopher P. Mullahy            Vice President

Keith G. Smith                    Vice President

Sheila M. Welsh                   Vice President

Matthew J. Witkos                 Vice President

Michael D. Wright                 Vice President

William R. Wright                 Vice President

Robert Bernstein                  Regional Vice President

Frank E. Calvaruso                Regional Vice President

Robert P. Mulligan                Regional Vice President

Kevin J. Sheehan                  Regional Vice President

Jeanne M. La Porta                Vice President and Assistant Secretary

Michael M. Pastore                Vice President and Assistant
                                  Secretary

Scott A. Silberstein              Vice President and Assistant
                                  Secretary

Matthew J. Simpson                Vice President and Assistant
                                  Secretary

Michael J. Strone                 Vice President and Assistant Secretary

Robert Zalucki                    Vice President - Tax Counsel


            The names and principal occupations of the Directors of GEIM are as follows:

Eugene K. Bolton                      Executive Vice President of
                                      GEIC and GEIM and Trustee of GEPT

Michael J. Cosgrove                   Executive Vice President of GEIC and
                                      GEIM and Trustee of GEPT



                              Page 22 of 94 Pages

John H. Myers                         Vice President of General Electric
                                      Company, Chairman of the Board and
                                      President of GEIC and GEIM and Trustee
                                      of GEPT

Ralph R. Layman                       Executive Vice President of GEIC and
                                      GEIM and Trustee of GEPT

Alan M. Lewis                         Executive Vice President, General
                                      Counsel and Secretary of GEIC and GEIM
                                      and Trustee of GEPT

Robert A. MacDougall                  Executive Vice President of GEIC and
                                      GEIM and Trustee of GEPT

Geoffrey R. Norman                    Executive Vice President of GEIC and
                                      GEIM

Thomas J. Szkutak                     Executive Vice President - Finance and
                                      Administration of GEIC and Executive
                                      Vice President - Chief Financial Officer of GEIM and Trustee of GEPT

Donald W. Torey                       Executive Vice President of GEIC and
                                      GEIM and Trustee of GEPT



                              Page 23 of 94 Pages

                                                                    SCHEDULE III

                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

            The business address of each of the persons listed below is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

            The names and principal occupations of the Officers of General Electric Company are as follows:

OFFICERS                        POSITION(S)

J.F. Welch, Jr.               Chairman of the Board and Chief Executive Officer

P. Fresco                     Vice Chairman of the Board and Executive Officer

P.D. Ameen                    Vice President and Comptroller

J.R. Bunt                     Vice President and Treasurer

D.L. Calhoun                  Vice President - GE Transportation Systems

W.J. Conaty                   Senior Vice President - Human Resources

D.M. Cote                     Vice President - GE Appliances

D.D. Dammerman                Senior Vice President - Finance

L.S. Edelheit                 Senior Vice President - Corporate Research and
                              Development

B.W. Heineman, Jr.            Senior Vice President - General Counsel and
                              Secretary

J.R. Immelt                   Senior Vice President - GE Medical Systems

W.J. Lansing                  Vice President - Corporate Business Development

W.J. McNerney, Jr.            Senior Vice President - GE Lighting

E.F. Murphy                   Senior Vice President - GE Aircraft Engines

R.L. Nardelli                 Senior Vice President - GE Power Systems

R.W. Nelson                   Vice President - Corporate Financial Planning and
                              Analysis

J.D. Opie                     Vice Chairman of the Board and Executive Officer

G.M. Reiner                   Senior Vice President - Chief Information Officer

G.L. Rogers                   Senior Vice President - GE Plastics



                              Page 24 of 94 Pages

J.W. Rogers                   Vice President - GE Motors

L.G. Trotter                  Vice President - GE Electrical Distribution
                              and Control


            The names and principal occupations of Directors of General Electric Company are as follows:

D.W. Calloway                           Chairman of the Board, Chief
                                        Executive Officer and Director,
                                        PepsiCo, Inc.

S.S. Cathcart                           Retired Chairman, Illinois Tool Works
D.D. Dammerman                          Senior Vice President-Finance,
                                        General Electric Company

P. Fresco                               Vice Chairman of the Board and
                                        Executive Officer, General Electric
                                        Company

C.X. Gonzalez                           Vice Chairman of the Board and
                                        Managing Director, Kimberly-Clark de
                                        Mexico, S.A. de C.V.

R.E. Mercer                             Retired Chairman of the Board and
                                        former Director, the Goodyear Tire &
                                        Rubber Company

G.G. Michelson                          Former Director, Federated Department
                                        Stores

J.O. Opie                               Vice Chairman of the Board and
                                        Executive Officer, General Electric
                                        Company

R.S. Penske                             President, Penske Corporation
B.S. Prieskel                           Former Senior Vice President, Motion
                                        Picture Association of America

F.H.T. Rhodes                           President Emeritus, Cornell University
A.C. Sigler                             Retired Chairman of the Board and CEO
                                        and former Director, Champion
                                        International Corporation

D.A. Warner III                         Chairman of the Board, President, and
                                        Chief Executive Officer, J.P. Morgan
                                        & Co. Incorporated and Morgan
                                        Guaranty Trust Company

J.F. Welch, Jr.                         Chairman of the Board and Chief
                                        Executive Officer, General Electric
                                        Company


                                   CITIZENSHIP
                           (other than United States)

                     C.X. Gonzalez          Mexico
                     P. Fresco              Italy



                              Page 25 of 94 Pages

                                                                     Schedule IV

                           DTPT INVESTMENT CORPORATION

            The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

            The names and principal occupations of each of the Executive Officers of DTPT Investment Corporation are as follows:

Donald W. Torey                         President
Robert J. Zalucki                       Vice President and Assistant
                                        Secretary and Assistant Treasurer

David W. Wiederecht                     Vice President and Treasurer
Michael M. Pastore                      Vice President and Secretary

            The names and principal occupations of each of the directors of DTPT Investment Corporation are as follows:

Alan M. Lewis                           Executive Vice President, General
                                        Counsel and Secretary of GEIM and
                                        GEIC, Trustee of GEPT

Donald W. Torey                         Executive Vice President of GEIM and
                                        GEIC, Trustee of GEPT



                              Page 26 of 94 Pages

                                                                      SCHEDULE V


                         GENERAL ELECTRIC PENSION TRUST

            The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

            The names and principal occupations of each of the Trustees of the General Electric Pension Trust are as follows:

Eugene K. Bolton                        Executive Vice President of GEIC
                                        and GEIM

Michael J. Cosgrove                     Executive Vice President of GEIC
                                        and GEIM

John H. Myers                           Vice President of General Electric
                                        Company, Chairman of the Board and
                                        President of GEIC and GEIM

Ralph R. Layman                         Executive Vice President of GEIC and
                                        GEIM

Alan M. Lewis                           Executive Vice President, General
                                        Counsel and Secretary of GEIC and GEIM

Robert A. MacDougall                    Executive Vice President of GEIC
                                        and GEIM

Thomas J. Szkutak                       Executive Vice President of GEIC
                                        and GEIM

Donald W. Torey                         Executive Vice President of GEIC
                                        and GEIM



                              Page 27 of 94 Pages

                                                                     Schedule VI


                     GENERAL ELECTRIC INVESTMENT CORPORATION

                        3003 Summer Street, P.O. Box 7900
                           Stamford, Connecticut 06904

The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

The names and principal occupations of the Officers of General Electric Investment Corporation are as follows:

John H. Myers                           Chairman of the Board and President
Eugene K. Bolton                        Executive Vice President - Domestic
                                        Equity Investments

Michael J. Cosgrove                     Executive Vice President

Ralph R. Layman                         Executive Vice President

Alan M. Lewis                           Executive Vice President, General
                                        Counsel and Secretary

Robert A. MacDougall                    Executive Vice President

Geoffrey R. Norman                      Executive Vice President

Thomas J. Szkutak                       Executive Vice President

Donald W. Torey                         Executive Vice President

Peter J. Hathaway                       Senior Vice President

Elaine G. Harris                        Senior Vice President

Paul C. Reinhardt                       Senior Vice President

Christopher W. Smith                    Senior Vice President

David B. Carlson                        Senior Vice President

Christopher D. Brown                    Senior Vice President

Richard L. Sanderson                    Senior Vice President

Philip A. Mercurio                      Senior Vice President

Robert R. Kaelin                        Senior Vice President

Philip A. Riordan                       Senior Vice President

Stephen B. Hoover                       Senior Vice President

Judith A. Studer                        Senior Vice President


                              Page 28 of 94 Pages

Brian Hopkinson                         Senior Vice President

Michael J. Caufield                     Senior Vice President

James M. Mara                           Senior Vice President

Makoto F. Sumino                        Vice President

Daniel J. Barker                        Vice President

Michael J. Solecki                      Vice President

Daizo Motoyoshi                         Vice President

Damian J. Maroun                        Vice President

Gerald L. Igou                          Vice President

Tara K. Holbrook                        Vice President

Ralph E. Whitman                        Vice President

Jane E. Hackney                         Vice President

Heather A. Kang                         Vice President

Anthony J. Sirabella                    Vice President

Jeffrey A. Groh                         Vice President

Andrew C. Warren                        Vice President

Stella V. Lou                           Vice President

William R. Wright                       Vice President

David J. Beck                           Vice President

Robert W. Aufiero                       Vice President

Kathleen S. Brooks                      Vice President

William M. Healey                       Vice President

Michael A. Sullivan                     Vice President

Susan M. Courtney                       Vice President

B. Bradford Barrett                     Vice President

Robert P. Gigliotti                     Vice President

Preston R. Sargent                      Vice President

David W. Wiederecht                     Vice President

Wolfe H. Bragin                         Vice President


                              Page 29 of 94 Pages

Andreas T. Hildebrand                   Vice President

Anthony J. Mariani                      Vice President

Jeanne M. La Porta                      Vice President, General Counsel and
                                        Assistant Secretary

Michael M. Pastore                      Vice President, Associate General
                                        Counsel and Assistant Secretary

Scott A. Silberstein                    Vice President, Associate General
                                        Counsel and Assistant Secretary

Matthew J. Simpson                      Vice President, Associate General
                                        Counsel and Assistant Secretary

Michael J. Strone                       Vice President, Associate General
                                        Counsel and Assistant Secretary

Robert J. Zalucki                       Vice President - Tax Counsel


      The names and principal occupations of the Directors of GEIC are as follows:

Eugene K. Bolton                        Executive Vice President of GEIC and
                                        GEIM and Trustee of GEPT

Michael J. Cosgrove                     Executive Vice President of GEIC and
                                        GEIM and Trustee of GEPT

John H. Myers                           Vice President of General Electric
                                        Company, Chairman of the Board and
                                        President of GEIC and GEIM and Trustee
                                        of GEPT

Ralph R. Layman                         Executive Vice President of GEIC and
                                        GEIM and Trustee of GEPT

Alan M. Lewis                           Executive Vice President, General
                                        Counsel and Secretary of GEIC and GEIM
                                        and Trustee of GEPT

Robert A. MacDougall                    Executive Vice President of GEIC and
                                        GEIM and Trustee of GEPT

Geoffrey R. Norman                      Executive Vice President of GEIC and
                                        GEIM

Thomas J. Szkutak                       Executive Vice President - Finance and
                                        Administration of GEIC and Executive
                                        Vice President - Chief Financial Officer of GEIM and Trustee of GEPT

Donald W. Torey                         Executive Vice President of GEIC and
                                        GEIM and Trustee of GEPT



                              Page 30 of 94 Pages